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                 January 25, 2022

       Randy Greben
       Chief Financial Officer
       Blue Apron Holdings, Inc.
       28 Liberty Street
       New York, New York 10005

                                                        Re: Blue Apron
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on January
14, 2022
                                                            File No. 333-262170

       Dear Mr. Greben:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Please contact Janice Adeloye at 202-551-3034 or Erin Jaskot at 202-551-
       3442 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services
       cc:                                              David Westenberg